UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACCENTURE SCA
(Name of Subject Company (issuer))
ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))
CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$649,999,977	$19,955.00

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that an aggregate of 19,696,969 Class I common shares are redeemed or purchased at the maximum tender offer price of $33.00 per share.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $19,955.00	Filing Party: Accenture SCA
Accenture International SARL
Form or Registration No.: TO-I	Date Filed: March 8, 2007
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 8, 2007 (the “Schedule TO”) relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated March 8, 2007, and the accompanying shareholder instructions and master signature page (which together constitute the “Offer”) up to an aggregate of 19,696,969 Class I common shares of Accenture SCA, par value €1.25 per share, at a price not greater than $33.00 per share nor less than $30.50 per share, in cash. Copies of the Tender Offer and of the Shareholder Instructions and Master Signature Page were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.
     The information in the tender offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as amended and supplemented hereby, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended to add the following exhibit:
     (a)(8) Letter to Holders, dated April 3, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Richard D. Buchband
Name:	Richard D. Buchband

ACCENTURE INTERNATIONAL SARL
/s/ Richard D. Buchband
Name:	Richard D. Buchband
Title:	Authorized Signatory

Dated: April 3, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Tender Offer, dated March 8, 2007 *

(a)(2)	Form of Shareholder Instructions and Master Signature Page *

(a)(3)	Letter to Holders, dated March 8, 2007 *

(a)(4)	Additional Tender Offer Materials (Website screenshots) *

(a)(5)	Letter from the General Counsel, dated March 8, 2007 *

(a)(6)	Certificate of Taxpayer Identification Number on IRS Form W-9 *

(a)(7)	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding Form W-8BEN *

(a)(8)	Letter to Holders, dated April 3, 2007

(d)(1)	Form of Articles of Association of Accenture SCA,consolidated and updated as of June 28, 2005 (incorporated by reference to Exhibit 10.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(2)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Quarterly Report on Form 10-Qfor the period ended November 30, 2002 filed on January 14, 2003)

(d)(3)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture SCA’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(4)	Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit(d)(13) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(5)	Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit(d)(14) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(6)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit(d)(15) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)

(d)(7)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit(d)(16) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)

(d)(8)	Form of Bye-Laws of Accenture Ltd, effective as of February 2, 2005 (incorporated by reference to Exhibit 3.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended February 28, 2005 filed on April 8, 2005)

(d)(9)	Form of SCA Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.2 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(10)	Form of Ltd Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.3 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(11)	Form of SCA Transfer Agreement (For transfers of “Unrestricted” Shares of Accenture SCA) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.4 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(12)	Form of Transfer Agreement (For transfers of “Unrestricted” Shares of Accenture Ltd) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.5 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)
* Previously filed.

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